SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated February 13, 2006

Nokia Corporation

Nokia House
Keilalahdentie 4
02150 Espoo
Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒     Form 40-F  ☐

Enclosures:

1.     Nokia press release dated February 13, 2006:

“ Nokia Board Corporate Governance and Nomination Committee presents a proposal for Remuneration of the Board of Directors”

PRESS RELEASE

February 13, 2006

Nokia Board Corporate Governance and Nomination Committee presents a proposal for Remuneration of the Board of Directors

Espoo, Finland – The Nokia Board Corporate Governance and Nomination Committee proposes to the Annual General Meeting on March 30, 2006 that the annual fee payable to members of the Board of Directors to be elected at the Annual General Meeting for the term expiring at the close of the Annual General Meeting in 2007 be as follows: EUR 375.000 for Chairman, EUR 137.500 for Vice Chairman, and EUR 110.000 for each member. In addition, the Committee proposes that Chairman of the Audit Committee and Chairman of the Personnel Committee will each receive an additional annual fee of EUR 25.000, and each member of the Audit Committee an additional annual fee of EUR 10.000. Further, the Corporate Governance and Nomination Committee proposes that approximately 40% of the remuneration be paid in Nokia Corporation shares purchased from the market, in accordance with the practice since 1999.

As background to the proposal, the Nokia Board Corporate Governance and Nomination Committee notes that the proposed remuneration is on the same level than the remuneration approved by the Annual General Meeting in 2005, except for the remuneration payable to the Chairman of the Board. The Committee proposes that Jorma Ollila continues after June 1, 2006 as a Non-Executive Chairman of the Nokia Board of Directors, and the Committee has received Mr. Ollila’s confirmation that he is available for this position. As from June 1, 2006, Mr. Ollila will no longer be a Nokia employee and his service contract will terminate as of that date without any severance or other payments by Nokia. Thereafter, he will no longer be eligible for incentives, bonuses, stock options or other equity grants from Nokia. He will be entitled to retain all vested and unvested stock options and other equity compensation granted to him prior to June 1, 2006. Further, following his current contract, he will not be eligible to receive any additional retirement benefits from Nokia after June 1, 2006. In addition to the proposed annual remuneration as the Chairman of the Board of Directors he will be entitled to secretarial and office services as well as reimbursement of reasonable expenses directly related to his duties as the Non-Executive Chairman of Nokia Board of Directors.

For more information - Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34495 or +358 7180 34900

Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 972 894 4880

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2006		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel